Exhibit 99.1

Ctrip Reports Unaudited Fourth Quarter and Full Year of 2018 Financial Results

Shanghai, China, March 5, 2019 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management (“Ctrip” or the “Company”), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Key Highlights for the Fourth Quarter and Full Year of 2018

•                                Ctrip reported strong financial results in the fourth quarter of 2018 and achieved robust growth for the full year of 2018.

•                      Net revenue increased by 22% year-on-year to RMB7.6 billion (US$1.1 billion) in the fourth quarter of 2018, and increased by 16% year-on-year to RMB31.0 billion (US$4.5 billion) for the full year of 2018.

•                                Ctrip’s international businesses sustained robust growth momentum.

•                      In the fourth quarter of 2018, revenue generated from international business makes up 30%~35% of group level revenue.

•                      Both international hotel business and international air business excluding Skyscanner tripled the industry growth in the fourth quarter of 2018.

•                      Skyscanner’s direct booking program continued strong momentum, delivering over 200% revenue growth year-on-year in the fourth quarter of 2018.

•                                Ctrip increased its presence in lower-tier cities.

•                      Ctrip branded low-star hotel room-nights maintained strong growth at 50% year-on-year in the fourth quarter of 2018.

•                      Gross merchandise value, or GMV, of the offline stores delivered triple digit year-on-year growth in the fourth quarter of 2018.

•                                Excluding Skyscanner, total GMV reached increased by approximately 30% year-on-year to RMB725 billion (US$105 billion) for the full year 2018.

“The solid results in the fourth quarter of 2018 ended the year on a strong note,” said Jane Sun, Chief Executive Officer. “Over the year, despite various challenges, we focused on developing innovative new products, offering increased support to our suppliers, and most importantly, putting the customer at the center of everything we do. As a result, we accelerated the pace which we are gaining market share. Transacting users for our China brands continued to grow and now total 135 million, which represents a 25% CAGR increase over the past two years. GMV continued to grow at 30% year-on-year, which puts us well on track to reach our 2020 target.”

“We are pleased with Ctrip’s overall performance in 2018,” said James Liang, Executive Chairman. “Looking into 2019 and the longer term, we are confident of continued growth. Based on the strong foundation we have laid over the past few years, we expect our market share to increase at an even faster pace going forward as we continue to leverage operational improvements.”

Fourth Quarter and Full Year of 2018 Financial Results and Business Updates

For the fourth quarter of 2018, Ctrip reported net revenue of RMB7.6 billion (US$1.1 billion), representing a 22% increase from the same period in 2017. Net revenue for the fourth quarter of 2018 decreased by 19% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2018, net revenue was RMB31.0 billion (US$4.5 billion), representing a 16% increase from 2017.

Accommodation reservation revenue for the fourth quarter of 2018 was RMB2.7 billion (US$386 million), representing a 22% increase from the same period in 2017, primarily driven by an increase in accommodation reservation volume. Accommodation reservation revenue for the fourth quarter of 2018 decreased by 27% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2018, accommodation reservation revenue was RMB11.6 billion (US$1.7 billion), representing a 21% increase from 2017. The accommodation reservation revenue accounted for 37% of the total revenue in 2018 and 35% of the total revenue in 2017.

Transportation ticketing revenue for the fourth quarter of 2018 was RMB3.4 billion (US$496 million), representing a 17% increase from the same period in 2017, primarily driven by an increase in ticketing volume. Transportation ticketing revenue decreased by 6% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2018, transportation ticketing revenue was RMB12.9 billion (US$1.9 billion), representing a 6% increase from 2017. The transportation ticketing revenue accounted for 42% of the total revenue in 2018 and 45% of the total revenue in 2017.

Packaged tour revenue for the fourth quarter of 2018 was RMB721 million (US$105 million), representing a 31% increase from the same period in 2017, primarily driven by an increase in volume of organized tours and self-guided tours. Packaged-tour revenue for the fourth quarter of 2018 decreased by 48% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2018, packaged-tour revenue was RMB3.8 billion (US$549 million), representing a 27% increase from 2017. The packaged-tour revenue accounted for 12% of the total revenue in 2018 and 11% of the total revenue in 2017.

Corporate travel revenue for the fourth quarter of 2018 was RMB279 million (US$41 million), representing a 35% increase from the same period in 2017, primarily driven by expansion in travel product coverage. Corporate travel revenue for the fourth quarter of 2018 increased by 5% from the previous quarter.

For the full year ended December 31, 2018, corporate travel revenue was RMB981 million (US$143 million), representing a 30% increase from 2017. The corporate travel revenue accounted for 3% of the total revenue in 2018 and remained consistent with 2017.

Gross margin was 79% for the fourth quarter of 2018, compared to 83% in the same period in 2017, and remained consistent with the previous quarter.

For the full year ended December 31, 2018, gross margin was 80%, compared to 83% in 2017.

Product development expenses for the fourth quarter of 2018 increased by 31% to RMB2.7 billion (US$395 million) from the same period in 2017, and increased by 9% from the previous quarter, primarily due to an increase in product development personnel related expenses. Product development expenses for the fourth quarter of 2018 accounted for 36% of the net revenue. Excluding share-based compensation charges, non-GAAP product development expenses for the fourth quarter of 2018 accounted for 33% of the net revenue, which increased from 30% for the same period of 2017 and increased from 24% for the previous quarter.

For the full year ended December 31, 2018, product development expenses increased by 16% to RMB9.6 billion (US$1.4 billion) from 2017 and accounted for 31% of the net revenue. Excluding share-based compensation charges, non-GAAP product development expenses accounted for 28% of the net revenue, compared to 27% in 2017.

Sales and marketing expenses for the fourth quarter of 2018 increased by 28% to RMB2.6 billion (US$380 million) from the same period in 2017, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses decreased by 4% from the previous quarter. Sales and marketing expenses for the fourth quarter of 2018 accounted for 35% of the net revenue. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the fourth quarter of 2018 accounted for 34% of the net revenue, which increased from 32% in the same period in 2017 and increased from 29% in the previous quarter.

For the full year ended December 31, 2018, sales and marketing expenses increased by 16% to RMB9.6 billion (US$1.4 billion) from 2017 and accounted for 31% of the net revenue. Excluding share-based compensation charges, non-GAAP sales and marketing expenses accounted for 30% of the net revenue, which remained consistent with 2017.

General and administrative expenses for the fourth quarter of 2018 increased by 14% to RMB802 million (US$117 million) from the same period in 2017 and increased 17% from the previous quarter, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses for the fourth quarter of 2018 accounted for 11% of the net revenue. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 8% of the net revenue, which decreased from 9% for the same period in 2017 and increased from 6% for the previous quarter.

For the full year ended December 31, 2018, general and administrative expenses increased by 8% to RMB2.8 billion (US$410 million) from 2017 and accounted for 9% of the net revenue. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 7% of the net revenue, which remained consistent with 2017.

Loss from operations for the fourth quarter of 2018 was RMB189 million (US$29 million), compared to the income of RMB303 million in the same period in 2017 and RMB1.5 billion in the previous quarter. Excluding share-based compensation charges, non-GAAP income from operations was RMB261million (US$37 million), compared to RMB703 million in the same period in 2017 and RMB1.9 billion in the previous quarter.

For the full year ended December 31, 2018, income from operations was RMB2.6 billion (US$379 million), compared to RMB2.9 billion in 2017. Excluding share-based compensation charges, non-GAAP income from operations was RMB4.3 billion (US$628 million), compared to RMB4.8 billion in 2017.

Operating margin was -3% for the fourth quarter of 2018, compared to 5% in the same period in 2017, and 16% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin was 3%, compared to 11% in the same period in 2017 and 20% in the previous quarter. The decrease in operating margin is resulted from the changes in gross margin and increase in operating expenses.

For the full year ended December 31, 2018, operating margin was 8%, compared to 11% in 2017. Excluding share-based compensation charges, non-GAAP operating margin was 14%, compared to 18% in 2017.

Income tax expense for the fourth quarter of 2018 was RMB35 million (US$5 million), compared to RMB238 million in the same period of 2017 and RMB257 million in the previous quarter. The change in our effective tax rate primarily reflected certain non-taxable loss of the fair value changes in equity securities investments.

For the full year ended December 31, 2018, income tax expense was RMB793 million (US$115 million), compared to RMB1.3 billion in 2017.

Net loss attributable to Ctrip’s shareholders for the fourth quarter of 2018 was RMB1.2 billion (US$176 million), compared to net income of RMB350 million in the same period in 2017 and net loss of RMB1.1 billion in the previous quarter, mainly due to the loss of the fair value changes in equity securities investments . Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net income attributable to Ctrip’s shareholders was RMB513 million (US$72 million), compared to RMB750 million in the same period in 2017 and RMB1.7 billion in the previous quarter.

For the full year ended December 31, 2018, net income attributable to Ctrip’s shareholders was RMB1.1 billion (US$162 million), compared to RMB2.2 billion in 2017. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net income attributable to Ctrip’s shareholders was RMB5.5 billion (US$798 million), compared to RMB4.0 billion in 2017.

Diluted losses per ADS were RMB2.17 (US$0.32) for the fourth quarter of 2018. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP diluted earnings per ADS were RMB0.90 (US$0.13) for the fourth quarter of 2018.

For the full year ended December 31, 2018, diluted earnings per ADS were RMB1.96 (US$0.29). Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP diluted earnings per ADS were RMB9.22 (US$1.34).

As of December 31, 2018, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB62.5 billion (US$9.1 billion).

Business Outlook

For the first quarter of 2019, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 18~23%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China, will announce its fourth quarter and full year 2018 results on Monday, March 4, 2019, U.S. Time, after the market closes.

Ctrip’s management team will host a conference call at 7:00PM U.S. Eastern Time on March 4, 2019 (or 8:00AM on March 5, 2019 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	+1-855-8219-305 or +1-240-254-3156
Hong Kong:	+852- 3077-3569
China:	800-820-8527 or 400-612-6501
International:	+65-6653-5870
Passcode:	84822993#

For pre-registration, please click

http://event.onlineseminarsolutions.com/wcc/r/1941807-1/6B706C2E6814E3161EFA225A356815B8

A telephone replay of the call will be available after the conclusion of the conference call until March 11, 2019. The dial-in details for the replay:

International dial-in number:	+65-6653-5846
Passcode:	515097714#

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Ctrip’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, package tour and in-destination services, corporate travel management, and other travel related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. The family of travel brands mainly includes: Ctrip, the largest online travel agency in terms of gross merchandise value and best-known travel brand in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. Since its inception in 1999, Ctrip Group has experienced substantial growth and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	18,243	21,530	3,131
Restricted cash	1,749	4,244	617
Short-term investments	28,130	36,753	5,346
Accounts receivable, net *	4,749	5,668	824
Prepayments and other current assets	6,547	11,199	1,629

Total current assets	59,418	79,394	11,547

Long-term deposits and prepayments	840	768	112
Land use rights	97	94	14
Property, equipment and software	5,616	5,872	854
Investments	25,574	26,874	3,909
Goodwill	56,246	58,026	8,439
Intangible assets	13,750	13,723	1,996
Other long-term receivable	237	229	33
Deferred tax assets	462	850	124

Total assets	162,240	185,830	27,028

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	16,316	35,403	5,149
Accounts payable	7,459	11,714	1,704
Salary and welfare payable	3,465	3,694	537
Taxes payable	927	1,019	148
Advances from customers	7,868	9,472	1,378
Accrued liability for customer reward program	610	528	77
Other payables and accruals	5,517	6,954	1,012

Total current liabilities	42,162	68,784	10,005

Deferred tax liabilities *	3,895	3,838	558
Long-term debt	29,220	24,146	3,512
Other long-term liabilities	348	329	48

Total liabilities	75,625	97,097	14,123

SHAREHOLDERS’ EQUITY

Total Ctrip.com International, Ltd. shareholders’ equity	84,836	86,715	12,612

Non-controlling interests	1,779	2,018	293

Total shareholders’ equity	86,615	88,733	12,905

Total liabilities and shareholders’ equity	162,240	185,830	27,028

Ctrip.com International, Ltd.

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
	RMB (million)	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue*:
Accommodation reservation	2,184	3,627	2,656	386
Transportation ticketing	2,925	3,621	3,414	496
Packaged-tour	549	1,378	721	105
Corporate travel	207	267	279	41
Others	354	503	515	75

Total revenue	6,219	9,396	7,585	1,103

Less: Sales tax and surcharges	(46)	(41)	(25)	(4)

Net revenue	6,173	9,355	7,560	1,099

Cost of revenue	(1,061)	(1,991)	(1,620)	(236)

Gross profit	5,112	7,364	5,940	863

Operating expenses:
Product development ***	(2,074)	(2,491)	(2,718)	(395)
Sales and marketing ***	(2,034)	(2,705)	(2,609)	(380)
General and administrative ***	(701)	(688)	(802)	(117)

Total operating expenses	(4,809)	(5,884)	(6,129)	(892)

Income/(loss) from operations	303	1,480	(189)	(29)

Interest income	336	521	574	83
Interest expense	(324)	(393)	(422)	(61)
Other income/(loss) **	337	(2,625)	(1,103)	(161)

Income/(loss) before income tax expense, equity in income of affiliates and non-controlling interests	652	(1,017)	(1,140)	(168)

Income tax expense * / **	(238)	(257)	(35)	(5)
Equity in (loss)/income of affiliates	(98)	169	(66)	(10)

Net income/(loss)	316	(1,105)	(1,241)	(183)

Net loss/(income) attributable to non-controlling interests	34	(34)	51	7

Net income/(loss) attributable to Ctrip.com International, Ltd.	350	(1,139)	(1,190)	(176)

Comprehensive income/(loss) attributable to Ctrip.com International, Ltd. **	2,374	(1,561)	(1,997)	(291)

Earnings/(losses) per ordinary share
- Basic	5.18	(16.62)	(17.32)	(2.52)
- Diluted	4.99	(16.62)	(17.32)	(2.52)

Earnings/(losses) per ADS
- Basic	0.65	(2.08)	(2.17)	(0.32)
- Diluted	0.62	(2.08)	(2.17)	(0.32)

Weighted average ordinary shares outstanding
- Basic	67,498,755	68,518,501	68,758,052	68,758,052
- Diluted	73,845,325	68,518,501	68,758,052	68,758,052
- Diluted-non GAAP	75,502,023	80,394,301	74,464,863	74,464,863

*** Share-based compensation included in Operating expenses above is as follows:
Product development	214	217	239	35
Sales and marketing	40	36	41	6
General and administrative	146	148	170	25

** Fair value changes of equity securities investments included in Net income/(loss) is as follow:
Fair value loss of equity securities investments, net of tax	—	2,470	1,253	182

** The Company adopted the new financial instruments accounting standard from January 1, 2018 and approximately RMB6 billion of accumulated other comprehensive income for the available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the initial adoption. After the adoption of this new accounting standard, the Company measured its available-for-sale equity securities at fair value with gains or losses recorded through the income statements, which could vary significantly from quarter to quarter. The impact of applying this new standard for the fourth quarter of 2018 resulted in an increase of approximately RMB1.4 billion in pre tax loss, net of tax of RMB0.1 billion.

* The new revenue standard (ASC 606) was effective from January 1, 2018 and the revenue of 2018 was reported under new standard. We adopted the full retrospective approach under which, the revenue and other major line items of consolidated statements of comprehensive income and related items of balance sheet of the comparable periods were restated accordingly. The impact of applying this new standard for the fourth quarter of 2017 resulted in a decrease of approximately RMB206 million in net revenue. Meanwhile, as of December 31, 2017, accounts receivable and retained earnings increased with approximately RMB190 million. Deferred tax liabilities as of December 31, 2017 and income tax expenses of the fourth quarter of 2017 were restated accordingly.

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB (million), except % and per share data)

	Quarter Ended December 31, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,718)	36%	239	3%	(2,479)	33%
Sales and marketing	(2,609)	35%	41	1%	(2,568)	34%
General and administrative	(802)	11%	170	2%	(632)	8%
Total operating expenses	(6,129)	81%	450	6%	(5,679)	75%

(Loss)/income from operations	(189)	-3%	450	6%	261	3%

Fair value changes of equity securities investments, net of tax	(1,253)	-17%	1,253	17%	—	0%

Net (loss)/income attributable to Ctrip’s shareholders	(1,190)	-16%	1,703	23%	513	7%

Diluted (losses)/earnings per ordinary share (RMB)	(17.32)		24.53		7.21

Diluted (losses)/earnings per ADS (RMB)	(2.17)		3.07		0.90

Diluted (losses)/earnings per ADS (USD)	(0.32)		0.45		0.13

	Quarter Ended September 30, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,491)	27%	217	2%	(2,274)	24%
Sales and marketing	(2,705)	29%	36	0%	(2,669)	29%
General and administrative	(688)	7%	148	2%	(540)	6%
Total operating expenses	(5,884)	63%	401	4%	(5,483)	59%

Income from operations	1,480	16%	401	4%	1,881	20%

Fair value changes of equity securities investments, net of tax	(2,470)	-26%	2,470	26%	—	0%

Net (loss)/income attributable to Ctrip’s shareholders	(1,139)	-12%	2,871	31%	1,732	19%

Diluted (losses)/earnings per ordinary share (RMB)	(16.62)		39.68		23.06

Diluted (losses)/earnings per ADS (RMB)	(2.08)		4.96		2.88

Diluted (losses)/earnings per ADS (USD)	(0.30)		0.72		0.42

	Quarter Ended December 31, 2017
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,074)	34%	214	3%	(1,860)	30%
Sales and marketing	(2,034)	33%	40	1%	(1,994)	32%
General and administrative	(701)	11%	146	2%	(555)	9%
Total operating expenses	(4,809)	78%	400	6%	(4,409)	71%

Income from operations	303	5%	400	6%	703	11%

Net income attributable to Ctrip’s shareholders	350	6%	400	6%	750	12%

Diluted earnings per ordinary share (RMB)	4.99		5.42		10.41

Diluted earnings per ADS (RMB)	0.62		0.68		1.30

Diluted earnings per ADS (USD)	0.10		0.10		0.20

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8755 on December 31, 2018 published by the Federal Reserve Board.

Note 2: Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards and convertible senior notes. All dilutive potential ordinary shares had anti-dilutive impact and were excluded in computation of GAAP diluted EPS in the period when loss was reported.

Ctrip.com International, Ltd.

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Year Ended December 31, 2017 RMB (million)	Year Ended December 31, 2018 RMB (million)	Year Ended December 31, 2018 USD (million)
	(unaudited)	(unaudited)	(unaudited)
Revenue*:
Accommodation reservation	9,531	11,580	1,684
Transportation ticketing	12,221	12,947	1,883
Packaged-tour	2,973	3,772	549
Corporate travel	753	981	143
Others	1,515	1,824	265

Total revenue	26,993	31,104	4,524

Less: Sales tax and surcharges	(197)	(139)	(20)

Net revenue	26,796	30,965	4,504

Cost of revenue	(4,678)	(6,324)	(920)

Gross profit	22,118	24,641	3,584

Operating expenses:
Product development ***	(8,259)	(9,620)	(1,399)
Sales and marketing ***	(8,294)	(9,596)	(1,396)
General and administrative ***	(2,622)	(2,820)	(410)

Total operating expenses	(19,175)	(22,036)	(3,205)

Income from operations	2,943	2,605	379

Interest income	988	1,899	276
Interest expense	(1,286)	(1,508)	(219)
Other income/(loss) **	879	(1,075)	(156)

Income before income tax expense, equity in income of affiliates and non-controlling interests	3,524	1,921	280

Income tax expense * / **	(1,285)	(793)	(115)
Equity in (loss) of affiliates	(65)	(32)	(5)

Net income	2,174	1,096	160

Net (income)/loss attributable to non-controlling interests	(19)	16	2

Net income attributable to Ctrip.com International, Ltd.	2,155	1,112	162

Comprehensive income/(loss) attributable to Ctrip.com International, Ltd. **	7,524	(656)	(96)

Earnings per ordinary share
- Basic	32.51	16.25	2.36
- Diluted	30.75	15.67	2.28

Earnings per ADS
- Basic	4.06	2.03	0.30
- Diluted	3.84	1.96	0.29

Weighted average ordinary shares outstanding
- Basic	66,300,808	68,403,426	68,403,426
- Diluted	71,775,893	70,924,623	70,924,623
- Diluted-non GAAP	75,435,099	80,529,171	80,529,171

*** Share-based compensation included in Operating expenses above is as follows:
Product development	1,013	934	136
Sales and marketing	186	156	23
General and administrative	635	617	90

** Fair value changes of equity securities investments included in Net income is as follow:
Fair value loss of equity securities investments, net of tax	—	2,661	387

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB (million), except % and per share data)

	Year Ended December 31, 2018
	GAAP Result	% of Net Revenues	Non-GAAP Adjustment	% of Net Revenues	Non- GAAP Result	% of Net Revenues

Product development	(9,620)	31%	934	3%	(8,686)	28%
Sales and marketing	(9,596)	31%	156	1%	(9,440)	30%
General and administrative	(2,820)	9%	617	2%	(2,203)	7%
Total operating expenses	(22,036)	71%	1,707	6%	(20,329)	66%

Income from operations	2,605	8%	1,707	6%	4,312	14%

Changes in fair value for equity investments measured at fair value	(2,661)	-9%	2,661	9%	—	0%

Net income attributable to Ctrip’s shareholders	1,112	4%	4,368	14%	5,480	18%

Diluted earnings per ordinary share (RMB)	15.67		58.12		73.79

Diluted earnings per ADS (RMB)	1.96		7.26		9.22

Diluted earnings per ADS (USD)	0.29		1.05		1.34

	Year Ended December 31, 2017
	GAAP Result	% of Net Revenues	Non-GAAP Adjustment	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(8,259)	31%	1,013	4%	(7,246)	27%
Sales and marketing	(8,294)	31%	186	1%	(8,108)	30%
General and administrative	(2,622)	10%	635	2%	(1,987)	7%
Total operating expenses	(19,175)	72%	1,834	7%	(17,341)	65%

Income from operations	2,943	11%	1,834	7%	4,777	18%

Net income attributable to Ctrip’s shareholders	2,155	8%	1,834	7%	3,989	15%

Diluted earnings per ordinary share (RMB)	30.75		24.62		55.37

Diluted earnings per ADS (RMB)	3.84		3.08		6.92

Diluted earnings per ADS (USD)	0.59		0.47		1.06

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8755 on December 31, 2018 published by the Federal Reserve Board.

Note 2: Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards and convertible senior notes. All dilutive potential ordinary shares had anti-dilutive impact and were excluded in computation of GAAP diluted EPS in the period when loss was reported.